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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______)


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         PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its new appointments made by the board of directors and the supervisory committee.


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                           (PETROCHINA COMPANY LOGO)

                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                           (H Share Stock Code: 0857)
                             (ADS Stock Symbol: PTR)


    New Appointments made by the Board of Directors and Supervisory Committee


--------------------------------------------------------------------------------
  The Company announces the following new appointments made by the board of directors and the supervisory committee.
--------------------------------------------------------------------------------

The board of directors (the "Board") of PetroChina Company Limited ("the Company") is pleased to announce that in accordance with the articles of association of the Company, the following new appointments have been made by the Board with effect from 28 November 2005:

1.   the appointment of Mr Su Shulin and Mr Duan Wende as Senior Vice
     Presidents;

2.   the appointment of Mr Wang Guoliang as the Chief Financial Officer;

3. the appointment of Mr Liao Yongyuan, Mr Jia Chengzao and Mr Hu Wenrui as Vice Presidents.

The Board is also pleased to announce that Mr Wang Fucheng was elected as the chairman of the Supervisory Committee of the Company with effect from 8 November 2005.

The biographies of Mr Su Shulin and Mr Wang Fucheng have been published in a previous announcement dated 8 November 2005.

Mr Duan Wende, aged 54, is a Director and Vice President of the Company. He is a senior engineer and he graduated from the Nankai University and studied Economics Management in its Faculty of Economics Management. He also attended the distance learning programme of the Central Party School and majored in Economics. He also pursued master degree courses in the Postgraduate School of the Chinese Academy of Social Sciences in Investment Economics. He has more than 30 years' working experience in China's oil and gas industry. From April 1975 to June 1999, Mr Duan was the Deputy Factory Manager of Fushun No. 628 Factory and of the Chemical Fibres Factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the Ethylene Factory, Factory Manager of the Acrylic Fibres Factory and of the Detergent Factory, and eventually Deputy Manager of Fushun Petrochemical Corporation. He became the Manager of Fushun Petrochemical Corporation in May 1999. Then, he became the General Manager of CNPC Fushun Petrochemical Corporation in October 1999, Assistant to General Manager of China National Petroleum Corporation ("CNPC") in August 2001, Vice President of the Company since March 2002, Deputy General Manager of CNPC in December 2003, and a Director and Vice President of the Company since May 2004.

Mr Wang Guoliang, aged 53, is Chief Financial Officer of the Company. Mr Wang, a master's degree holder and a senior accountant, graduated from Heilongjiang Business College and Hebei University and has more than 20 years' working experience in China's oil and gas industry. He was Vice President of China National Petroleum Finance Co., Ltd. from 1995 to 1997 and Deputy General Manager and General Accountant of China National Oil and Gas Exploration and Development Corporation from 1998 to 1999. He has been the Chief Financial Officer of the Company since 5 November 1999. He was also General Manager, Finance


                                       1


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Department of the Company from November 1999 to March 2002.

Mr Liao Yongyuan, aged 43, is the Assistant to General Manager, CNPC and also Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director, Sichuan Petroleum Administration. Mr Liao, a master's degree holder and a senior engineer by profession, graduated from the Well Drilling Engineering Faculty of Jianghan Oil Institute as an undergraduate in 1982 and from the Management Sciences and Engineering Faculty of the University of Petroleum (East China) with a master's degree in 2001 and has more than 20 years' working experience in China's oil and gas sector. He was Deputy General Engineer for Shengli Oilfield and concurrently Manager of No. 1 Well Drilling Company, and then Deputy General Engineer for Shengli Oilfield and concurrently a core leader of Tarim-Shengli Well Drilling Company from 1993 to 1995. He was Deputy Director, the New Zone Exploration and Development Department of China National Petroleum and Gas Corporation from June to November 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996 to September 1999. He was General Manager of CNPC Tarim Oilfield Branch Company from September 1999 to October 2001, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001 to January 2004. He has worked as the Assistant to General Manager of CNPC since January 2004 and has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director, Sichuan Petroleum Administration since April 2004.

Mr Jia Chengzao, aged 57, is the Chief Geologist of the Company. Mr Jia is a doctorate degree holder, a senior engineer and a fellow of the Chinese Academy of Sciences. He graduated from Nanjing University and has over 25 years' working experience in the oil and geological industry of China. From 1994, Mr Jia has worked as the Deputy Chief Geologist, Chief Geologist and Deputy Commander of the Tarim Oil Exploration and Exploitation Headquarters. From 1998, he was also a Deputy Director of the Oil Exploration and Exploitation Research Institute of CNPC. From 1999, Mr Jia worked as the Deputy General Manager of CNPC Tarim Oilfield Company and the Vice President of the China Oil Exploration and Exploitation Research Institute. He has been the Chief Geologist of the Company from July 2000. Mr Jia also served as the President of the China Oil Exploration and Exploitation Research Institute since 16 December 2002.

Mr Hu Wenrui, aged 56, is General Manager of the Company's Exploration and Production Branch. Mr Hu is a senior engineer, and has over 30 years' working experience in China's oil and gas industry. From 1984 to 1989, Mr Hu was Manager of Changqing Oilfield No. 2 Oil Extraction Plant, and since April 1989, he was Deputy Director, Standing Deputy Director and eventually Director of Changqing Petroleum Exploration Bureau. From September 1999 to December 2002, he was the General Manager of CNPC Changqing Oilfield Branch Company. He has been General Manager of the Company's Exploration and Production Branch since December 2002.

As at the date of this announcement, the members of the Board includes: Mr Chen Geng, the Chairman; Mr Jiang Jiemin, the Vice Chairman; Executive Directors, Messrs Su Shulin and Duan Wende; Non-executive Directors, Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and Independent Non-executive Directors, Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe.


                                                       By Order of the Board
                                                             LI HUAIQI
                                                      Secretary to the Board


Beijing
The People's Republic of China
28 November 2005

Please also refer to the published version of this announcement in the SOUTH CHINA MORNING POST.

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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                 PetroChina Company Limited




Dated: November 29, 2005                         By:  /s/ Li Huaiqi
                                                      --------------------------
                                                 Name:    Li Huaiqi
                                                 Title:   Company Secretary